

05040920

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65307

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



NAME OF BROKER-DEALER: TECHCAP ADVISORS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street
(No. and Street)

BOSTON	MA	02109
(CITY)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack H. Langworthy (617)350-3101
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*



Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Jack H. Langworthy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TechCap Advisors, Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


HEATHER MARIE PARKER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 26, 2011

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3'

TechCap Advisors, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of TechCap Advisors, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 10, 2005

TechCap Advisors, Inc.

Audited Financial Statements

For The Year Ended December 31, 2004

Contents

Index

*****

***

*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

TechCap Advisors, Inc.
168 Centre Street
Danvers, MA 01923

I have audited the accompanying Statement of Financial Condition of TecCap Advisors, Inc. as of December 31, 2004, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TechCap Advisors, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2005 Harvey Karll CPA, P.C.

TechCap Advisors Inc
Statement of Financial Condition
December 31, 2004

Assets

Current Assets				
Cash in Bank			$ 41,809.08	
Prepaid NASD Fees			4,840.00	
Prepaid Fidelity Bond			280.00	
Total Current Assets				**$ 46,929.08**
Fixed Assets				
Furniture & Fixtures	$ 562.40			
A/D - Furniture & Fixtur	(390.00)			
			172.40	
Computer Equipment	4,634.65			
A/D - Computer Equipment	(3,701.00)			
			933.65	
Total Fixed Assets				**1,106.05**
Other Assets				
Organization Cost			46,009.00	
Accum Amort - Orgn Cost			(27,856.00)	
Total Other Assets				**18,153.00**
Total Assets				**$ 66,188.13**

See Accountant's Report & Accompanying Notes

TechCap Advisors Inc
Statement of Financial Condition
December 31, 2004

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 1,384.95	
Accrued Taxes	456.00	
Total Current Liab.		**$ 1,840.95**
Long Term Liabilities		
Total Long Term Liab.		**0.00**
Total Liabilities		**1,840.95**
Equity		
Common Stock	1,000.00	
Paid in Capital	93,100.67	
Retained Earnings	(40,700.36)	
Current Earnings	10,946.87	
Total Equity		**64,347.18**
Total Liabilities & Equity		**$ 66,188.13**

See Accountant's Report & Accompanying Notes

TechCap Advisors Inc
Income Statement
Twelve Months Ended December 31, 2004

	Year To Date	%
Income		
Merger & Acquistion Inc	$ 183,866.86	100.0
Total Income	**183,866.86**	**100.0**
General & Administrative Exp. (See Schedule A)	172,503.21	93.8
Net Income/(Loss) from Operations	**11,363.65**	**6.2**
Other Income/Expense		
Interest Income	39.22	0.0
Total Other Income/Exp	**39.22**	**0.0**
Income Taxes		
Provision for SIT	456.00	0.2
Total Income Taxes	**456.00**	**0.2**
Net Income (Loss)	**$ 10,946.87**	**6.0**

See Accountant's Report & Accompanying Notes

TechCap Advisors Inc
Income Statement
Twelve Months Ended December 31, 2004

	Year To Date	%
General & Administrative Exp.		
(Schedule A)		
Salaries - Officers	$ 87,500.00	47.6
Amortization	9,202.00	5.0
Broker Dealer Compliance	14,950.00	8.1
Computer Supplies	3,933.42	2.1
Depreciation	692.00	0.4
Dues & Subscriptions	1,763.10	1.0
Entertainment	121.50	0.1
Insurance - Health	14,887.00	8.1
Insurance - Life	7,073.18	3.8
Legal	80.76	0.0
Marketing	1,931.40	1.1
NASD Fees	5,719.00	3.1
Office Expenses	2,646.58	1.4
Professional Fees	3,500.00	1.9
Printing	2,706.02	1.5
Insurance-Other	320.00	0.2
Research Costs	1,015.00	0.6
Taxes Payroll	6,694.00	3.6
Taxes Others	125.00	0.1
Telephone	5,248.22	2.9
Travel	2,395.03	1.3
Total G & A Expense	**$ 172,503.21**	**93.8**

See Accountant's Report & Accompanying Notes

TechCap Advisors, Inc.

Statement of Retained Earnings

For The Year Ended December 31, 2004

Beginning Retained Earnings	($40,700.36)
Net Income	10,946.87
Ending Retained Earnings	($29,753.49)

(See Accountant's Report and Accompanying Notes)

TechCap Advisors, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2004

Beginning Balance	$ 94,100.67
Ending Balance	$ 94,100.67

(See Accountant's Report and Accompanying Notes)

TechCap Advisors Inc
Statement of Cash Flows
Twelve Months Ended December 31, 2004

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 10,946.87	
Adjustments		
Add:		
Depreciation	9,894.00	
Less:		
Prepaid NASD Fees	(166.00)	
Accounts Payable	(265.99)	
Cash from Operations		**20,408.88**
Cash Flows - Invested		
Investing Cash Flows		**0.00**
Cash Flows - Financing		
Financing Cash Flows		**0.00**
Cash Increase (Decrease)		**20,408.88**
Cash - Beginning of Year		
Cash - Checking	14,964.98	
Cash - Savings	6,435.22	
Total Beginning of Year		**21,400.20**
Cash on Statement Date		**$ 41,809.08**

See Accountant's Report & Accompanying Notes

TechCap Advisors, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TechCap Advisors, Inc. is a registered broker/dealer selling securities, private placements and capital funding.

Organization Expenses

Organization costs are being amortized over a five year period utilizing the straight line method.

Depreciation

The company capitalizes major capital expenditures. Depreciation isased on accelerated methods over the following useful lives:

Furniture & Fixtures - 7 years
Computer Equipment - 5 years

Income Taxes

The corporation is an S corporation for income tax purposes. The shareholders pay income taxes on their share of the corporations profit and losses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

TechCap Advisors, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2004

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 the company had nothing in excess of FDIC insured limits.

2. *Net Capital*

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $39,968 at December 31, 2004, which exceeds required net capital of $5,000 by $34,968. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 0.05 to 1.0.

3. *Advertising*

The company's policy is to expense the cost of advertising as it is incurred.

4. *Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. *Common Stock*

Common Stock, No Par Value 200,000 Shares Authorized and 1,000 Shares Issued and Outstanding	$1,000.00

(See Accountant's Report and Accompanying Notes)

6. *Cash Flows*

Cash paid for interest and income taxes is as follows:

Interest	$ 0
Taxes	$ 456

TechCap Advisors, inc.
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2004

Unaudited Net Capital	$ 40,424
Year End Accruals	456
Audited Net Capital	$ 39,968

(See Accountant's Report and Accompanying Notes)

TechCap Advisors, Inc
Statement of Net Capital
December 31, 2004

Net Worth	$ 64,347
Less: Non Allowable Assets	24,379
Net Capital	39,968
Less: Capital Requirement	5,000
Excess Capital	$ 34,968
Aggregate Indebtedness	$ 1,841
Ratio of Aggregate Indebtedness To Net Capital	0.05 to 1.0

(See Accountant's Report and Accompanying Notes)